UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 8)

ISCO International, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

452284102
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 6, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 452284102  Page 2 of 4 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Alexander Finance, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       31,032,780
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          31,032,780
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

31,032,780

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

28.8%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 452284102  Page 3 of 4 Pages

The undersigned, Alexander Finance, L.P. ("Alexander") hereby amends its Schedule 13D (the "Schedule 13D") relating to the Common Stock of ISCO International, Inc.
Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the
Schedule 13D.  Except as set forth herein, the Schedule
13D, as previously amended, remains unchanged.

Item 4. Purpose of Transaction.

Item 4 is supplemented as follows:

On November 6, 2001, Alexander and certain unrelated parties entered into a Note Purchase Agreement with ISCO
International, Inc. (the "Issuer") pursuant to which
Alexander lent, in the aggregate, $4,188,888 to the Issuer in exchange for promissory notes due March 31, 2003 (the
"Notes"). The Notes, together with notes issued to other parties under the Note Purchase Agreement, are secured by a pledge of all of the Issuer's assets and are guaranteed by the Issuer's subsidiaries. Reference is made to the Issuer's Report on Form 8-K filed on November 7, 2001 and the exhibits thereto.

Except as set forth herein Alexander has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of this
Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

Alexander holds 31,032,780 shares of the Company's Common
Stock.

Item 7.  Items to be Filed as Exhibits.

1. Note Purchase Agreement among the Issuer, Alexander and unrelated parties dated as of November 6, 2001

2. Security Agreement among the Issuer, Alexander and unrelated parties dated as of November 6, 2001

3. Promissory Note by the Company to Alexander in the amount of $2,000,000 dated November 6, 2001

4. Promissory Note by the Company to Alexander in the the amount of $2,188,888 dated November 8, 2001

Reference is made to the Issuer's Report on Form 8-K filed on November 7, 2001 and the exhibits thereto. All four items listed above have been filed by the issuer on the form 8K filed on November 7, 2001.

Schedule 13D/A

CUSIP No. 452284102  Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2001

Alexander Finance, LP


By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
President:  Bun Partners, Inc.
Its:  General Partner